EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratios of earnings to fixed charges for us and our predecessors for each of the periods indicated. All dollar amounts are reported in thousands.

	Successor
	Constellation Energy											Predecessor
	Partners LLC											Everlast Energy LLC
	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009	2009	2008		2007		2006		For the period from February 7, 2005 (inception) to December 31, 2005		For the period from January 1, 2005 to June 12, 2005
Net Income (loss)(1)	$(270,257)	$(6,682)	$(8,645)	$7,418		$14,447		$15,989		$11,941		$(10,636)
Fixed Charges:
Total Fixed Charges(2)	10,247	8,173	12,127	12,256		6,930		221		3		2,437

Total	10,247	8,173	12,127	12,256		6,930		221		3		2,437

Earnings (loss)	$(260,010)	$1,491	$3,482	$19,674		$21,377		$16,210		$11,944		$(8,199)

Ratio of earnings (loss) to fixed charges(3)	—	—	—	1.61	x	3.08	x	73.35	x	3,981.33	x	—

(1)	Net income is the equivalent of income from continuing operations, as CEP has no discontinued operations, minus income from equity affiliates that exceeded dividends from affiliates.
(2)	Fixed charges equal the sum of the following: interest expensed and capitalized; amortized premiums, discounts, and capitalized expenses related to indebtedness; and a reasonable approximation of the interest within rent expense.
(3)	Earnings were inadequate to cover fixed charges in certain periods . The coverage deficiency totaled approximately $270.3 million for the nine months ended September 30, 2010, $6.7 million for the nine months ended September 30, 2009, $8.7 million for the fiscal year ended December 31, 2009, and $10.7 million for the period from January 1, 2005 to June 12, 2005.